EXECUTIVE EMPLOYMENT AGREEMENT

(the “Agreement”)

THIS AGREEMENT dated as of the 19th day of April, 2017.

BETWEEN:

Rise Gold Corp., a Nevada company, having its principal business office at Suite 488, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7

(the “Company”)

AND:

BENJAMIN MOSSMAN

702-1308 Hornby St, Vancouver, British Columbia V6Z 0C5

(the “Executive” or the “Employee”)

WHEREAS:

A.

The Company wishes to continue the employ the Executive;

B.

The Executive wishes to continue employment with the Company; and

C.

The parties hereto wish to set out the terms and conditions of their employment relationship and to outline the rights of the Executive in certain circumstances.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.

DEFINITIONS

For all purposes in this Agreement,

a)

“CSE” means the Canadian Securities Exchange;

b)

“Change of Control” means:

i.

the acquisition by a Purchaser, directly or indirectly, of shares of the Company, which, assuming the conversion, exchange or exercise of any convertible or exchangeable shares of the Company beneficially owned by the Purchaser, results in the Purchaser beneficially owning shares that would entitle the Purchaser for the first time to cast more than 50% of the votes attaching to all shares in the capital of the Company that may be cast to elect directors;

ii.

a change in the composition of the Board which occurs at a single meeting of the shareholders of the Company or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority on the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change;

iii.

the sale, lease, exchange or other disposition of all or substantially all of the Company’s assets to a Purchaser; or

iv.

an amalgamation, merger, arrangement or other business combination involving the Company and a Purchaser that results in the Purchaser or security holders of the Purchaser owning, directly or indirectly, shares of the continuing entity that entitle the Purchaser or such security holders of the Purchaser, as the case may be, to cast more than 50% of the votes attaching to all shares in the capital of the continuing entity that may be cast to elect directors;

c)

“Company” in this Agreement means Rise Gold Corp. Inc. and its subsidiary company or companies, successors and assigns, and where the context so requires and subject to the provisions of this Agreement, any Purchaser which executes and delivers the agreement contemplated in a Change of Control or which otherwise becomes bound to this Agreement by operation of law;

d)

“Date of Change of Control” means the date upon which a Change of Control is completed;

e)

“Date of Termination” means the date on which the employment of the Executive is Terminated by the Company or is terminated by the Executive for Good Reason;

f)

“Disability” means:

i.

when the Executive has become physically or mentally incapable (excluding infrequent and temporary absences due to ordinary illnesses) of properly performing the Services as listed in section 2; and

ii.

such incapacity shall exist or be reasonably expected to exist for more than one hundred and twenty (120) days in the aggregate during any period of twelve (12) consecutive months;

g)

“Good Reason” means the occurrence of any of the following events without the Executive’s prior written consent:

i.

a material adverse and fundamental change in the Executive’s overall authority and responsibilities with the Company, including a material adverse and fundamental change in the nature or scope of the functions, duties or responsibilities of the Executive as Chief Executive Officer of the Company, from that existing immediately prior to the Date of Change of Control, which would constitute a constructive dismissal in the courts of British Columbia;

ii.

a material adverse and fundamental change in the Executive’s position as an officer or director of the Company as is in effect immediately prior to the Date of Change of Control (but excluding any change in such position arising by reason of the Executive’s disqualification, under applicable law, from serving in such position), which would constitute a constructive dismissal in the courts of British Columbia;

iii.

the Company relocating or reassigning the Executive to any place more than 10 kilometres from the location to which he reported for work on a regular basis immediately prior to the Date of Change of Control, except for required travel on Company business to an extent substantially consistent with the Executive’s obligations immediately prior to the Date of Change of Control;

iv.

a material adverse and fundamental change in the Executive’s salary or benefits as are in effect immediately prior to the Date Of Change of Control, which would constitute a constructive dismissal in the courts of British Columbia; or

v.

any other breach by the Company of its material and fundamental obligations under this Agreement where such event is not removed or remedied by the Company within thirty (30) days following receipt of written notice from the Executive to the Company setting out the existence of such event.  For greater clarity, the giving of such notice shall be a condition precedent to the delivery by the Executive of a notice of resignation under section 5.3 of this Agreement and receipt of the associated compensation provided for in section 5.2 or 5.3 of this Agreement;

h)

“Just Cause” means any of the following events or circumstances:

i.

failure or refusal on the part of the Executive to perform the material duties of the Executive’s position in a competent and efficient manner where the Executive fails to substantially remedy the failure within a period of thirty (30) days after written notice to the Executive by the Company (other than as a result of the Executive’s incapacity due to physical or mental illness);

ii.

breach by the Executive of contractual covenants regarding confidentiality and non-solicitation;

iii.

conviction of an indictable criminal offence in the nature of fraud or defalcation;

iv.

financial impropriety, dishonesty or fraud in the course of the Executive’s employment;

v.

wilful misconduct, conduct prejudicial to the Company’s business or reputation or activities outside the scope of employment where the Executive fails to desist from such misconduct, conduct or activities after being requested to do so by the Company; or

vi.

any other reason that would constitute just cause under the laws of British Columbia;

i)

“Notice of Termination” means a letter notifying the Executive of their termination and specifying the Termination Date and the reason for termination;

j)

“Person” means an individual, corporation, partnership, trust, unincorporated organization, government or governmental body or other entity;

k)

“Purchaser” means subject to the provisions of this Agreement, any person, together with every associate or affiliate (as defined in the Business Corporation Act (British Columbia)) of such person, including any person acting jointly or in concert (within the meaning of the Securities Act (British Columbia)) with any of the foregoing persons, who hold or purchase, directly or indirectly, assets or shares as contemplated in the definition of Change of Control, as applicable; and

l)

“Terminated by the Company” means the termination by the Company of the employment of the Executive for any reason, but not including a termination of the Executive for Just Cause.

2.

SERVICES, POSITION AND TERM

(a)

The Company will employ the Executive, and the Executive will serve the Company, on the terms and conditions set out herein.

(b)

The Executive will hold the position of Chief Executive Officer and perform those services normally or usually associated with the position of a senior executive officer, and such additional or other duties consistent with the position of Chief Executive Officer as may from time to time reasonably be delegated to the Executive by the Company (the “Services”).  The Executive acknowledges that the effective performance of the Services may require that the Executive travel from time to time as required by the Company.  The Executive will be employed to perform the Services for a term commencing May 1, 2017 (the “Service Commencement Date”) and the Executive’s employment will continue until terminated in accordance with the provisions of this Agreement (the “Term”).

3.

PERFORMANCE BY EXECUTIVE

The Executive understands and agrees that he will be a fiduciary of the Company, will perform the Services in a competent and efficient manner, and will carry out all lawful instructions and directions from time to time given by the Company’s Board of Directors (the “Board”).

The Employee shall devote all of the Employee’s business time to the Employee’s duties hereunder. The Employee may serve as a member of the board of directors of another company providing the Employee discloses this interest to the Board and, also, providing that such interest does not place the Employee in a position of actual or potential conflict of interest or otherwise adversely affect the best interests of the Company.

4.

COMPENSATION AND BENEFITS

4.1

Salary

The Company will pay to the Executive an annual salary of $180,000 (the “Annual Salary”), less appropriate deductions and/or withholdings as required by law.  The Company, through its Compensation Committee, or in the case where the Company does not have a sitting Compensation Committee, the Board of Directors, will review the Annual Salary from time to time during the Term and may, in its sole discretion, increase the Annual Salary.

4.2

Bonus

The Executive may be awarded a cash bonus from time to time.  The award, timing and amount of any such bonus is to be determined at the sole and absolute discretion of the Board taking into consideration the Company’s financial ability to fund such a bonus as solely and reasonably determined by the Board, the Executive’s performance of the Services, and/or the accomplishment of any specified milestone events or other such parameters as may be determined by the Board from time to time

4.3

Share Incentive Plans

(a)

The Company shall grant the Executive:

On the Service Commencement Date, or as soon as practicable after, subject to the rules of the CSE the Executive will be granted an option to purchase 5% of the issued and outstanding common shares of the Company (the “Initial Grant”) at an exercise price per share equal to the closing market price of the Company’s common shares on the day prior to the date of the Initial Grant.  The Initial Grant shall be fully vested.

Thereafter, subject to the rules of the CSE, and the terms and provisions of the Company’s stock option plan, upon subsequent issues of common stock of the Company, the Executive will be granted an option to purchase additional shares to maintain the option to purchase 5% of the issued and outstanding shares of the Company (the “Subsequent Grants”).

(b)

The Initial Grant and each Subsequent Grant shall have an exercise price per share equal to the closing market price of the Company’s common shares on the day prior to the date of the Grant, be fully vested upon issue, with expiry terms as determined by the Board and in accordance with the provisions of the Company’s stock option plan, the rules of the CSE in effect as of the date of each grant, and any relevant stock option agreements governing the options.

The Initial Grant and each Subsequent Grant shall hereinafter be collectively referred to as the “Option Commitment”.

(c)

The Company shall permit the Executive to participate in any other incentive compensation plan, retirement plan or similar plan offered by the Company from time to time to its senior executives generally in the manner and to the extent authorized by the Board.

4.4

Benefits

The Company shall provide the Executive with Executive benefits comparable to those provided by the Company from time to time to other senior executives of the Company generally.

4.5

Vacation

The Executive will be entitled to annual vacation of twenty five (25) days during each year of the Term, prorated for the first calendar year of employment, unless otherwise mutually agreed in writing by the Company and the Executive (the “Vacation”).  Unused Vacation time may be carried forward into the immediate following calendar year and taken in that year as vacation time or as cash payment at the option of the Executive.

4.6

Expenses

The Company will reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive directly related to the performance by the Executive of the Services.  The Executive will account for such expenses in accordance with the policies and directions of the Company in place from time to time.

5.

TERMINATION

5.1

Change of Control

In the event that there is a Change of Control and the Executive is Terminated by the Company within one (1) year of the Date of Change of Control, or the Executive terminates his employment with the Company for Good Reason within one (1) year of the Date of Change of Control:

i.

Within fourteen (14) days of the effective date of the termination of employment, the Company will pay to the Executive a lump sum amount equal to three (3) years of the Executive’s then applicable Annual Salary; and

ii.

The Executive’s stock options under section 4.3 will be governed by the requirements and provisions of the Company’s stock option plan and the rules of the CSE in effect as of the Date of Change of Control.

The Company shall require any Purchaser, by agreement, to assume and agree to perform this section 5.1 in the same manner and to the same extent that the Company would be required to perform.  Failure of the Company to obtain such agreement prior to the date of a Change of Control will be a material breach of this Agreement and will entitle the Executive to terminate the Executive’s employment and, if the Executive does so, the Executive will be deemed to have been Terminated by the Company and will be entitled to all compensation and benefits provided for in this section 5.1.

The Executive agrees that the amount payable pursuant to this section 5.1 will be subject to the deduction of income tax and other deductions and/or withholdings as required by law and will be the maximum compensation to which the Executive is entitled.  Upon payment, the Company will have no further obligations to the Executive whatsoever with respect to the termination of this Agreement including, without limitation, further termination or severance pay or damages.  The Company will also have no further obligation to the Executive with respect to his employment except for the payment of outstanding wages (i.e. unpaid salary, accrued but unpaid vacation, and earned and awarded bonus) up to the Date of Termination and the reimbursement of out of pocket expenses in accordance with section 4.7.  For clarity, in no case will the Executive be entitled to more than one (1) termination or severance payment under this Agreement.

5.2

Payments in the Event of Termination Without Just Cause

If the employment of the Executive is terminated by the Company other than for Just Cause (and not by reason of Change of Control, Disability or death), then the Company will:

(a)

pay to the Executive an amount equal to three (3) years of the Executive’s then applicable Annual Salary (the “Notice Period”);

(b)

continue the Executive’s participation in the incentive plans and benefits provided to the Executive immediately preceding the date of the termination (excluding any short or long term disability plan) until the earliest of the expiration of the Notice Period set out in section 5.2(a) and the death of the Executive; and

(c)

maintain in effect the Executive’s right to purchase shares of the Company in accordance with sections 4.3 (a) and (b) of this Agreement until the earliest of the expiration of the Notice Period set out in section 5.2(a) and the death of the Executive.

In the event that the Employee is relocated or reassigned to a work location in a different city (i.e. other than required travel on Company business to an extent substantially consistent with the Executive’s obligations) and the Employee does not elect to accept such relocation or reassignment, this will be considered a termination without Just Cause and subject to the terms of section 5.2 but any entitlement which the Employee may have will be subject in all respects to the duty to mitigate and the ordinary principles of mitigation.

Upon satisfying its obligations under section 5.2 of this Agreement, the Company will have no further obligations to the Executive whatsoever, except as required by the Employment Standards Act (British Columbia).

5.3

Resignation by Executive

(a)

The Executive may resign from his employment under this Agreement by providing to the Company a minimum of one month’s and a maximum of three month’s prior written notice of such resignation and, in such case, the Executive will be entitled to exercise all options under the Option Commitment, or any other plans and programs, that will have vested as of the last full business day before the expiry of the period of notice of resignation given by the Executive.

(b)

Upon receipt of written notice of resignation under section 5.3(a) of this Agreement, the Company may, at its option, terminate the employment of the Executive earlier in which case:

i.

the Executive will be entitled to exercise all options under the Option Commitment, or any other plans and programs, that will have vested as of the last full business day before the expiry of the period of notice of resignation given by the Executive; and

ii.

the Company will pay the Executive an amount equal to the Salary payable from the date of termination by the Company until the earlier of the expiry of the period of notice of resignation given by the Executive and three months from the date the Executive gave notice of resignation.

(c)

Notwithstanding sections 5.3(a) and 5.3(b) of this Agreement, the Executive will be entitled to the payments and benefits set out in section 5.2 of this Agreement if the Company does anything that constitutes a Good Reason and does anything that would constitute a constructive dismissal of the Executive by the Company as determined in accordance with common law.  Upon making or providing such payments and benefits, the Company will have no further obligations to the Executive whatsoever, except as required by the Employment Standards Act (British Columbia).

5.4

Death

If the Executive dies during the Term, then:

(a)

employment of the Executive will terminate as of the date of death;

(b)

the Company will pay or provide to the estate of the Executive:

i.

unpaid Salary, if any, up to the date of death; and

ii.

any compensation or benefits payable or owing to the Executive as of the date of death in accordance with the terms of this Agreement or any incentive plans or benefits plans in which the Executive was participating immediately prior to his death; and

(c)

any options that were granted but not exercised by the Executive pursuant to sections 4.3(a) and (b) of this Agreement as of the date of death shall vest in accordance with sections 4.3(a) and (b) and the Company’s stock option plan, and may thereafter be exercised by the estate of the Executive in accordance with this Agreement and the Company’s stock option plan.

5.5

Other Conditions

The obligations of the Company to the Executive on termination of employment of the Executive by the Company or by the Executive for any reason are subject to the following conditions:

(a)

the Company may at any time or from time to time amend or terminate any benefits or plans and programs that are continued or available after the date of termination of the Executive provided that the subject benefits or plans and programs are similarly terminated or amended for all senior executives of the Company;

(b)

the Executive will not be obligated to make reasonable efforts to find alternative employment for any period during which the Company is obligated to continue participation in benefits and plans and programs under section 5, and the participation in benefits and plans and programs pursuant to section 5 will not be reduced or discontinued as a result of any employment of the Executive that commences after the employment of the Executive with the Company ceases;

(c)

the Company agrees to pay interest, compounded quarterly, on the total unpaid amount payable under this Agreement, such interest to be calculated at a rate equal to 2% in excess of the prime commercial annual lending rate for Canadian dollar demand loans announced from time to time by the Royal Bank of Canada during the period of such non-payment.

6.

GENERAL PROVISIONS

6.1

Enforceability and Severability

It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws applied in each jurisdiction in which enforcement is sought.  In the event that any provision of this Agreement conflicts with the law under which this Agreement is to be construed or if any such provision is held invalid by a court with jurisdiction over the parties hereto, such provision will be deemed to be restated to reflect as nearly as possible the original intentions of the parties in accordance with applicable law.  The remainder of this Agreement will remain in full force and effect.  In the event any such deemed restatement of any such provision prevents the accomplishment of a fundamental purpose of this Agreement, the Company and the Executive will immediately commence negotiations in good faith to provide the party which has been adversely affected by such restatement with value (in cash or in kind) equivalent to the value that such party would have received had such provision not been restated.

6.2

Assignment and Benefit

The Executive will not assign or transfer this Agreement or any rights or obligations hereunder.  The Company may assign this Agreement to any successor to the Company and the provisions hereof will inure to the benefit of, and be binding upon, each successor of the Company, whether the successor arises by merger, consolidation or transfer of all or substantially all of its assets.  This Agreement shall enure to the benefit of and be enforceable by the Executive’s successors and legal representatives.

6.3

Confidential Information

The Employee agrees to keep the affairs and Confidential Information (as defined below) of the Company and its affiliates and any related corporate entities, associates and shareholders (collectively the “Rise Gold Corp Group”) strictly confidential, and shall not disclose the same to any person, partnership, company or other legal entity, directly or indirectly, during or after his employment with the Company, except as authorized in writing by the Board or required by law.  “Confidential Information” includes, without limitation, the following types of information or material, both existing and contemplated, regarding the Rise Gold Corp. Group: corporate information, including contractual licensing arrangements, plans, strategies, tactics, policies, resolutions, patents, trade-mark and trade name applications; any litigation or negotiations; information concerning suppliers; marketing information, including sales, investment and product plans, customer lists, strategies, methods, customers, prospects and market research data; financial information, including cost and performance data, debt arrangements, equity structure, investors and holdings; operational and scientific information, including trade secrets; technical information, including technical drawings and designs; any information relating to any mineral projects in which the Rise Gold Corp. Group has an actual or potential interest; and personal information, including personnel lists, resumes, personal data, organizational structure and performance evaluations.  The Employee agrees not to use such information, directly or indirectly, for his own interests, or any interests other than those of the Rise Gold Corp. Group, whether or not those interests conflict with the interests of the Rise Gold Corp. Group during or after his employment by the Company, except as authorized by the Board or required by law.  The Employee expressly acknowledges and agrees that all information relating to the Rise Gold Corp. Group, whether financial, technical or otherwise, shall, upon execution of this Agreement and thereafter, as the case may be, be the sole property of the Rise Gold Corp. Group, whether arising before or after the execution of this Agreement.

The Employee agrees that all documents of any nature whatsoever pertaining to the activities of the Rise Gold Corp. Group, including Confidential Information, in the Employee’s possession or control now or at any time during the Employee’s period of employment, are and shall be the property of the Rise Gold Corp. Group and that all such documents and copies of them shall be surrendered to the applicable Rise Gold Corp. Group member when requested.

6.4

Entire Agreement

This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether oral or written and whether express or implied, between the parties hereto.  The Executive acknowledges and agrees that any prior agreements or representations, whether oral or written and whether express or implied, between the Executive and the Company, are hereby terminated and the Executive has no rights or entitlements under any such prior agreements or representations against the Company.

6.5

Notices

All notices, requests and other communications to any party hereunder will be in writing and sufficient if delivered personally or sent by telefax (with confirmation of receipt) or by registered or certified mail, postage prepaid, addressed as follows:

If to the Company, at:

Suite 488, 1090 West Georgia Street

Vancouver, B.C., V6E 3V7

If to the Executive, at:

Suite 702, 1308 Hornby Street

Vancouver, B.C., V6Z 0C5

or to such other address as the party to whom notice is to be given may have furnished to the other party in writing in accordance herewith.  Each such notice, request or communication will be deemed to have been given when received or, if given by mail, when delivered at the address specified in this section or on the fifth business day following the date on which such communication is posted, whichever occurs first.

6.6

Amendments and Waivers

No modification, amendment or waiver of any provision of, or consent required by, this Agreement, nor any consent to any departure herefrom, will be effective unless it is in writing and signed by the parties hereto.  Such modification, amendment, waiver or consent will be effective only in the specific instance and for the purpose for which given.

6.7

Headings

Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.8

Counterparts

This Agreement may be executed in counterparts, and each such counterpart hereof will be deemed to be an original instrument, but all such counterparts together will constitute but one agreement.

6.9

Canadian Dollars

All dollar amounts referred to herein will be in lawful currency of Canada.

6.10

Governing Law

This Agreement and its application and interpretation will be governed exclusively by the laws of British Columbia and the laws of Canada applicable in British Columbia.

6.11

Attornment

Each party will submit to the jurisdiction of the Supreme Court of British Columbia and all Courts having appellate jurisdiction thereover in any suit, action or other proceeding arising out of or relating to this Agreement commenced in such Court by one party against the other party (a “Permitted Action”), and each party waives and will not assert by way of motion as defence or otherwise in any Permitted Action, any claim that:

(a)

such party is not subject to the jurisdiction of such Court;

(b)

such permitted action is brought in an inconvenient forum;

(c)

the venue of such permitted action is improper; or

(d)

any subject matter of such permitted action may not be enforced in or by such Court.

In any suit or action brought to obtain a judgment for the recognition or enforcement of any final judgment rendered in a Permitted Action, no party to this Agreement will seek, other than by way of appeal, in any Court of any jurisdiction any review pertaining to the merits of any Permitted Action, whether or not such party appears in or defends the Permitted Action.

6.12

Independent Legal Advice

The Executive hereby acknowledges that he has had the opportunity to obtain independent legal advice regarding this Agreement and has either obtained such advice or has waived his right to obtain such advice.

6.13

Survival

Section 4 and 6.3 of this Agreement will survive the termination of employment of the Executive and will continue in full force and effect.

6.14

Collection and Use of Personal Information

The Executive acknowledges that the Company will collect, use and disclose health and other personal information for employment and business related purposes.  The Executive consents to the Company collecting, using and disclosing health and other personal information of the Executive for employment and business related purposes in accordance with the privacy policy of the Company.

6.15

Time

Time is of the essence.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first written above.

Rise Resources Inc.

Per:

“Cale Thomas”

Authorized Signatory

Signed, Sealed and Delivered by Benjamin Mossman in the presence of:	) )
)
Witness (Signature))
	)	“Benjamin Mossman”
Name	)	Benjamin Mossman
	)	Executive
Address	)
)
)
)
Occupation	)